Exhibit 99.1

argenx announces expansion of its pipeline with addition of complement-targeted ARGX-117 for treatment of severe autoimmune diseases

Potential for ARGX-117 to have synergistic effect with lead autoimmune compound ARGX-113

March 22, 2018

Breda, the Netherlands/Ghent, Belgium - argenx (Euronext & Nasdaq: ARGX), a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer, today announced the addition of a new pipeline candidate, ARGX-117, targeting the complement cascade with therapeutic potential in autoantibody-mediated indications.

ARGX-117 is a highly differentiated therapeutic antibody equipped with argenx’s proprietary Fc engineering technology NHance® that addresses a novel target in the classic pathway of the complement cascade. With a potentially differentiated mechanism of action, ARGX-117 represents a broad pipeline opportunity across several autoantibody-mediated indications and may have a synergistic effect with lead autoimmune compound ARGX-113.

“We obtained the rights to ARGX-117 as part of our Innovative Access Program through which we identified the groundbreaking work on this antibody with Broteio Pharma. The mechanism of action of ARGX-117 may allow us to explore its potential benefit across a range of complement-mediated indications. In addition, ARGX-117 may synergize with our lead autoimmune compound ARGX-113, targeting FcRn in order to clear pathogenic immunoglobulin G (IgG) antibodies, while our new complement-targeted antibody can also address immunoglobulin M (IgM)-mediated autoimmune diseases,” commented Tim Van Hauwermeiren, CEO of argenx. “We continue to execute on our pipeline strategy to seek out candidates that emerge from exciting science, enhance them with our platform technologies and bring them into development in an orphan indication. ARGX-117 represents a potential pipeline-in-a-product of treatments for orphan indications.”

argenx and Broteio launched a collaboration in 2017 to conduct research, with support from the University of Utrecht, to demonstrate preclinical proof-of-concept of the mechanism of ARGX-117. As part of the collaboration agreement, argenx has exercised the exclusive option to license the program and assumed responsibility for further development and commercialization. Financial terms will not be disclosed.

About the Innovative Access Program

Through our Innovative Access Program (IAP), we bring our antibody discovery technologies to the heart of novel target research through close collaboration with academic experts and small biotech companies. The IAP allows our collaborators to use our technologies to unravel the functions of novel proteins in disease. In return, we receive early access to targets with therapeutic relevance and the potential to become the next therapeutic antibody programs in our pipeline.

Role of complement in autoimmune diseases

The classical pathway of the complement system is composed of a series of proteins that are activated when IgG or IgM autoantibodies bind to their targets. This mechanism contributes to tissue damage and organ dysfunction in a number of autoimmune inflammatory diseases. The ARGX-117 target is key in the lysis of antibody-decorated cells and is active when an immune reaction is taking place. ARGX-117 has therapeutic potential in orphan and large population autoimmune indications.  The preclinical development work on ARGX-117 is done in close collaboration with Prof. E. Hack (UCM Utrecht, Laboratory for Translational Immunology).

About Broteio

Based in Utrecht, the Netherlands, Broteio Pharma B.V. (Broteio) is a joint venture between Prothix B.V. and Bioceros Holding B.V. established to develop anti-complement monoclonal antibodies.

About argenx

argenx is a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer. We are focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. Our ability to execute on this focus is enabled by our suite of differentiated technologies. Our SIMPLE AntibodyTM Platform, based on the powerful llama immune system, allows us to exploit novel and complex targets, and our three antibody engineering technologies are designed to enable us to expand the therapeutic index of our product candidates.

www.argenx.com

For further information, please contact:

Joke Comijn, Corporate Communications & IR Manager

+32 (0)477 77 29 44

+32 (0)9 310 34 19

info@argenx.com

Beth DelGiacco (US IR)

Stern Investor Relations

+1 212 362 1200

beth@sternir.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should,” and include statements argenx makes concerning the intended results of its strategy and argenx’s advancement of, and anticipated clinical development and regulatory milestones and plans related to ARGX-117. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx’s expectations regarding its the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the final prospectus related to argenx’s U.S. public offering filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended, as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.